QUEST CAPITAL CORP.

Suite 300, 570 Granville Street

Vancouver, British Columbia

V6C 3P1

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual and Special General Meeting of Shareholders

To be Held on

Monday, April 30, 2007

QUEST CAPITAL CORP.

Suite 300, 570 Granville Street

Vancouver, British Columbia

V6C 3P1

NOTICE OF MEETING

TO: The Shareholders of Quest Capital Corp.

NOTICE IS HEREBY GIVEN THAT an annual and special general meeting (the "Meeting") of the holders of common shares ("Shares") of Quest Capital Corp. (the "Company") will be held at the Howland Room at The National Club, 303 Bay Street, Toronto, Ontario, M5H 2R1 (Telephone: 416-364-3247), on Monday, April 30, 2007, at the hour of 4:30 pm, Toronto time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditor's report thereon for the financial year ended December 31, 2006;

2.	To determine the number of directors at nine (9);

3.	To elect directors for the ensuing year;

4.	To appoint the auditor for the ensuing year;

5.	To authorize the directors to fix the remuneration to be paid to and terms of engagement of the auditor;

6.
To consider and, if thought fit, to pass a special resolution approving the continuance (the "Continuance") of the Company out of British Columbia and into federal jurisdiction under the Canada Business Corporations Act;

7.
Subject to the completion of the Continuance, to consider and, if thought fit, to pass an ordinary resolution approving By-Law No. 1 as the By-Laws for the Company as a Canada Business Corporations Act corporation, as more fully set forth in the accompanying Information Circular;

8.
To consider and, if thought fit, to pass an ordinary resolution, subject to the approval of the Toronto Stock Exchange, approving an amendment to the Company's Stock Option Plan as more fully set forth in the accompanying Information Circular; and

9.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

AND TAKE NOTICE that dissenting shareholders in respect of the proposed Continuance in paragraph 6 above are entitled to be paid the payout value of their shares in accordance with section 238 of the Business Corporations Act (British Columbia) (the "BCBCA"). Pursuant to the BCBCA, a registered holder of common shares of the Company may until 2:00 p.m. (Vancouver time) on April 28, 2007 give the Company a notice of objection by registered mail addressed to the Company at Suite 300, 570 Granville Street, Vancouver, British Columbia,V6C 3P1 with respect to the Continuance. As a result of giving a notice of objection, a shareholder may, on receiving a notice of implementation of the Continuance, under section 238 of the Act require the Company to purchase all of the common shares held by such shareholder in respect of which the notice of dissent was given. These dissent rights are described in the accompanying Information Circular in respect of the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a supplemental mailing return card. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on March 26, 2007 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED as of this 27th day of March, 2007.

BY ORDER OF THE BOARD

(signed) Brian E. Bayley

Brian E. Bayley, President and Chief Executive Officer

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.

QUEST CAPITAL CORP.

Suite 300, 570 Granville Street

Vancouver, British Columbia

V6C 3P1

INFORMATION CIRCULAR

(As at March 26, 2007, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular (other than in the Appendices), including in the Summary.

"Board" means the board of directors of the Company.

"business day" means a day that is not a Saturday, Sunday or statutory holiday in Toronto, Ontario.

"Circular" or "Information Circular" means, collectively, the Notice of Meeting and this information circular, including all Appendices hereto, sent to Shareholders in connection with the Meeting.

"Company" means Quest Capital Corp., a company organized under the laws of British Columbia.

"Meeting" means the annual and special general meeting of Shareholders to be held on April 30, 2007, and any adjournment(s) thereof.

"Notice of Meeting" means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

"Share" means a common share in the capital of the Company.

"Shareholder" means a holder of Shares.

"Stock Option Plan" means the Company's Amended and Restated 2005 Stock Option Plan (effective June 24, 2005) as may be amended from time to time.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting to be held on April 30, 2007 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by the Company.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in this names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Revocability of Proxy

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Company, no director or executive officer since the commencement of the Company's last completed fiscal year, proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at March 26, 2007, the record date for the Meeting, 145,062,628 Shares were issued and outstanding. Holders of record of Shares at the close of business on March 26, 2007 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers, as at the record date, March 26, 2007, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to all Shares is as follows:

Name	Type of Ownership	Number of Securities Owned	Percentage of Total Votes
Exploration Capital Partners 2000 Limited Partnership / Rick Rule(1)	Direct	15,260,793 Shares	9.82% (diluted) 10.52% (undiluted)

(1)
Primarily held through Exploration Capital Partners 2000 Limited Partnership (a Nevada limited partnership) and through the Rule Family Trust whereby Arthur Richards Rule (“Rick”) and Bonnie Rule are co-trustees.  The general partner of Exploration Capital Partners 2000 Limited Partnership is Resource Capital Investment Corporation ("Resource Capital").  Rick is the President and Director of Resource Capital which is controlled by the Rule Family Trust.

ELECTION OF DIRECTORS

The directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to determine the number of directors at nine (9).

The Company does not have an Executive Committee of its Board. The Company has an Audit Committee, a Corporate Governance Committee, a Compensation Committee and a Credit Committee. Members of these committees are as set out below.

Management proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Jurisdiction of Residence	Positions Held	Principal Occupation	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed(5)
Robert G. Atkinson(2)(3)(4) British Columbia, Canada	Director
Director of Quest Capital Corp.; Co-Vice Chairman of Quest Investment Corp. from July 2002 to July 2003; President and CEO of Bradstone Equity Partners, Inc., a public merchant banking firm, from 1997 to July 2002; President & CEO of Peruvian Gold Limited from January 2001 to July 2002
			Since 2003	725,000 Shares directly 25,000 Shares indirectly 250,000 Shares under option
Brian E. Bayley British Columbia, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Quest Capital Corp; President and Director of Quest Management Corp. (management company wholly-owned by Quest Capital Corp.) since December 1996	Since 2003	2,050,219 Shares directly 122,569 Shares indirectly 1,100,000 Shares under option
W. David Black(1)(2)(3)(4) British Columbia, Canada	Director	Retired; Partner of DuMoulin Black LLP from 1968 to December 2003	Since 1984	65,150 Shares directly 9,266 Shares indirectly 250,000 Shares under option
Robert (Bob) Buchan Ontario, Canada	Executive Chairman and Director	Director and Executive Chairman of Quest Capital Corp.; formerly President and Chief Executive Officer of Kinross Gold Corporation from May 1993 to March 2005	Since April 7, 2005	3,000,000 Shares directly 1,100,000 Shares under option
Daniel Goodman(3) Ontario, Canada	Director	Director Private Client Group Portfolio Manager, Dundee Securities Corporation since September 2001.	Since 2003	103,334 Shares directly 250,000 Shares under option
Michael Hannesson(1)(4) British Columbia, Canada	Director	President and director of Eurobel Capital Partners Corp., a private company, since 2000	Since 2004	Nil 223,000 Shares under option
A. Murray Sinclair British Columbia, Canada	Director	Managing Director of Quest Capital Corp. since June 2003; Director of Quest Management Corp. (management company wholly-owned by Quest Capital Corp.) since December 1996	Since 2002	1,013,497 Shares directly 1,100,000 Shares under option
Walter M. Traub Toronto, Ontario Canada		Partner of Traub Moldaver since1977	Nominee	Nil
Michael D. Winn(4) California, USA	Director	President of Terrasearch Inc., a financial consulting company, since January 1997	Since 2002	83,333 Shares indirectly 863,333 Shares under option

(1)
Member of the Audit Committee. As at the date of this Circular, Edward Mercaldo is the third member of the Audit Committee. Mr. Mercaldo is not standing for re-election to the Board at the Meeting. The Board will appoint an independent director as the third member of the Audit Committee following the Meeting.

(2)
Member of the Corporate Governance Committee. As at the date of this Circular, Henry Knowles is the third member of the Corporate Governance Committee. Mr. Knowles is not standing for re-election to the Board at the Meeting. The Board will appoint an independent director as the third member of the Corporate Governance Committee following the Meeting.

(3)	Member of the Compensation Committee.

(4)	Member of the Credit Committee.

(5)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 26, 2007, based upon information furnished to the Company by individual directors.

The directors and executive officers as a group (including directors not standing for re-election at the Meeting) beneficially own, directly or indirectly, an aggregate of approximately 7,470,675 Shares representing approximately 5.15% of the issued and outstanding Shares.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors until the close of the next following annual general meeting of the Shareholders or until their successors are elected.

Except as otherwise disclosed, to the knowledge of the Company, no proposed director:

(a)
is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

1.
PetroFalcon Corporation/TSX listed (Brian E. Bayley - director November 28, 2001 - current; A. Murray Sinclair - director February 2, 2000 - June 4, 2003 and President and CEO July 2, 2002 - June 4, 2003) and Quest Ventures Ltd. On February 27, 2002, the British Columbia Securities Commission (“BCSC”) issued an order regarding a private placement of PetroFalcon Corporation to Quest Ventures Ltd., a private company in which Brian E. Bayley was a director. The BCSC considered it to be in the public interest to remove the applicability of certain exemptions from the prospectus and registration requirements of the Securities Act (British Columbia) for PetroFalcon Corporation until a shareholders meeting of PetroFalcon Corporation was held. In addition, the BCSC removed the applicability of the same exemptions for Quest Ventures Ltd. in respect of the common shares received pursuant to the private placement. Approval of shareholders was received on May 23, 2002 and the BCSC reinstated the applicability of the exemptions from the prospectus and registration requirements for both companies shortly thereafter.

2.
Esperanza Silver Corp./TSX Venture listed (Brian E. Bayley - director December 14, 1999 - current). In early 2003, the directors and officers of Esperanza Silver Corp. became aware that it was subject to outstanding cease trading orders in each of Alberta (issued on September 17, 1998) and Québec (issued on August 12, 1997) arising from its previous failure to comply with the financial statements filing requirements of those securities commissions. The historical financial statements and filing fees were subsequently filed and the Québec order was rescinded on May 16, 2003 and the Alberta order on August 1, 2003.

3.
Westate Energy Inc. (Brian E. Bayley - director and officer December 1996 - October 1997). In January 1994, the BCSC issued a cease trade order for failure to comply with the financial statement filing requirements of the BCSC.

4.
American Natural Energy Corp./TSX Venture listed (Brian E. Bayley - director June 15, 2001 - present) In June 2003, each of the Quebec Securities Commission, the BCSC and the Manitoba Securities Commission issued a cease trade order for failure to comply with the financial statement filing requirements of those securities commissions. The historical financial statements and filing fees were subsequently filed and all the orders were rescinded in August, 2003.

5.
Katanga Mining Limited (formerly Balloch Resources Ltd. and New Inca Gold Ltd.) - (A. Murray Sinclair - director May 1, 1998 to July 10, 2006). On February 25, 2002 New Inca Gold Ltd. was issued a cease trade order from the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission for failure to file financial statements within the prescribed period of time and pay the filing fees. New Inca Gold Ltd. has since filed the financial statements and paid the filing fees as required by those securities commissions. Effective October 21, 2003, trading of the securities of New Inca Gold Ltd. resumed. The Alberta Order was rescinded on October 23, 2003 and the Ontario Order was rescinded on March 6, 2003 and the British Columbia Order was rescinded on October 21, 2003.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2006 and the other three most highly compensated executive officers as at December 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus(4) ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation(1) ($)
Brian E. Bayley President and Chief Executive Officer	2006 2005 2004	473,525 370,833 367,000(2)	410,000 410,000 275,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	7,129 4,040 3,333
Susan M. Neale Chief Financial Officer	2006 2005 2004	Nil Nil Nil	150,000 150,000 110,000	150,000 150,000 145,200	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	3,420 3,000 1,500
A. Murray Sinclair Managing Director	2006 2005 2004	473,525 370,833 367,000(2)	410,000 410,000 275,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	5,575 4,040 3,333
Rob Pollock Senior Vice-President(3)	2006 2005 2004	187,500 250,000 250,000	1,570,449 369,000 220,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	850,859 743 Nil
Robert (Bob) Buchan Executive Chairman(5)	2006 2005 2004	400,000 294,102 Nil	307,500 307,500 Nil	Nil Nil Nil	Nil 1,100,000 Nil	Nil Nil Nil	Nil Nil Nil	2,492 3,232 Nil
Derek Wasson Senior Vice President(6)	2006 2005 2004	249,999 62,500 Nil	242,556 Nil Nil	Nil Nil Nil	Nil 750,000 Nil	Nil Nil Nil	Nil Nil Nil	5,899 285 Nil

(1)	Life insurance, group medical, parking and stock option benefits.

(2)	Salaries since July 2003 (effective date of the arrangement involving the Company).

(3)	Mr. Pollock was Senior Vice-President from September 2003 to October 2, 2006.

(4)	The 2005 Bonus was approved by the Board in March, 2006.

(5)	Mr. Buchan was named Executive Chairman and a Director of the Company on April 7, 2005.

(6)	Mr. Wasson was named Senior Vice President of the Company on October 1, 2005.

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP pursuant to which compensation intended to motivate performance over a period greater than one financial year was paid.

Options and SARs

Option/SAR Grants During the Most Recently Completed Financial Year

The following table discloses the particulars of the options granted to the Named Executive Officers during the Company’s most recently completed financial year.

NEO Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options / SARs on the Date of Grant ($/Security)	Expiration Date
Brian E. Bayley	Nil	Nil	Nil	Nil	Nil
Susan M. Neale	Nil	Nil	Nil	Nil	Nil
A. Murray Sinclair	Nil	Nil	Nil	Nil	Nil
Rob Pollock	Nil	Nil	Nil	Nil	Nil
Robert (Bob) Buchan	Nil	Nil	Nil	Nil	Nil
Derek Wasson	NIL	Nil	Nil	Nil	Nil

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and

Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
Brian E. Bayley	Nil	N/A	1,100,000/0	1,166,000/Nil
Susan M. Neale	Nil	N/A	500,000/0	530,000/Nil
A. Murray Sinclair	Nil	N/A	1,100,000/0	1,166,000/Nil
Robert Pollock	1,000,000	$850,000	0/0	Nil/Nil
Robert (Bob) Buchan	Nil	N/A	996,875/103,125	1,056,687.50/109,312.50
Derek Wasson	Nil	N/A	468,750/281,250	332,812.50/199,687.50

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as otherwise disclosed herein, the Company and its subsidiaries have no compensatory plan, contract or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer, the value of such compensation exceeds $100,000.

Robert Pollock was Senior Vice-President from September 2003 to October 2, 2006. He resigned on October 2, 2006.

In March 2006, Brian E. Bayley, Robert (Bob) Buchan, and A. Murray Sinclair each entered into a separate employment agreement with the Company, the terms of which are substantially similar to each other (together, the “Employment Agreements”). Under the Employment Agreements, each such officer is entitled to: (i) receive an annual base salary of $400,000, effective April 7, 2005; (ii) receive a discretionary bonus, the existence and amount of which is wholly within the discretion of the Board; (iii) participate in the Company’s incentive bonus plan; and (iv) receive future stock options. The Company may end the employment of any of Messrs. Bayley, Buchan, or Sinclair without just cause at any time under the relevant Employment Agreement by providing to such officer any unpaid salary and pro-rated incentive bonuses earned by him to the date of termination, plus a lump sum payment equal to the salary plus incentive bonuses earned by such officer for the twelve months immediately prior to his termination, multiplied by: (i) 1.5 if the Company ends such officer’s employment on or after the fifth anniversary but prior to the tenth anniversary of the date of his Employment Agreement; or (ii) 2.0 in the event the Company ends such officer’s employment on or after the tenth anniversary of the date of his Employment Agreement. In the event that the Company ends the employment without cause within 12 months of a Change of Control (as defined below), the amount payable to the terminated officer pursuant to the preceding sentence will be doubled. The Company may terminate the employment of any of Messrs. Bayley, Buchan, or Sinclair with just cause at any time without providing to him notice or pay in lieu thereof.

In the preceding paragraph, “Change of Control” means a transaction, whether by takeover bid, plan of arrangement, amalgamation, merger, reorganization or other similar transaction, whereby any person or group of persons, acting jointly or in concert, directly or indirectly, acquire control of voting securities of the Company which, taken together with such person or group of persons’ previously existing holdings of Company securities, constitute greater than 50% of the issued and outstanding securities of the Company, calculated on a fully diluted basis.

Composition of the Compensation Committee

The Company has a Compensation Committee comprised of Daniel Goodman, W. David Black and Robert G. Atkinson. Responsibility for the determination of compensation of executive officers has been delegated to this committee. See "Corporate Governance Disclosure".

Report on Executive Compensation

Historically, the compensation of executive officers has been comprised primarily of cash compensation and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration. Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding this remuneration.

The general compensation philosophy of the Company for executive officers is to provide an annual level of compensation and bonus pool participation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful. Bonuses awarded are determined by reference to the profitability of the Company, increase in earnings per share, asset growth, development of new business opportunities, the performance of the respective officers’ business unit within the Company and each executive officer’s contribution in the year, as determined at the discretion of the Board on recommendation of the Compensation Committee. The Company also provides long-term incentive compensation which aligns the interest of executives with those of shareholders and provides long-term incentives to senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for development and implementation of long-range strategy. In establishing executive compensation levels, the Company has emphasized cash compensation and short-term incentives, as determined annually at the discretion of the Compensation Committee. In the view of the Compensation Committee, the base salary paid to the Company’s executive officers in 2006, together with bonus pool profit participation, is on the lower end of the range of compensation paid to senior executives of comparable companies within the Canadian merchant banking and financial services industries and, in any event, reasonable in light of the Company's financial performance in 2006. It is recognized that, while the current scheme of compensation appropriately and adequately remunerates management for their current achievements of financial and operating results, on a competitive basis, longer-term incentives are required to properly reflect management's contribution to increases in shareholder value over time.

The principal determinants guiding the Compensation Committee in fixing the Chief Executive Officer’s salary and bonus entitlements in 2006 were Mr. Brian Bayley's contribution to expansion of the Company’s business, growth in revenues, increase in shareholder value, leadership of the Company's strategic planning and development of new business opportunities. As with other members of the management group, Mr. Bayley's compensation has been established, in part, by reference to independently researched and published compensation surveys in the merchant banking and financial services industries. The Compensation Committee has determined that compensation levels for the Chief Executive Officer, and the Company's management as a whole in 2006, were at the lower end of the range of comparables for corporations operating in the financial services sector.

The Stock Option Plan is administered by the Board of Directors. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

This report on executive compensation was submitted by the Compensation Committee.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the Shares, assuming a $100 investment in the Shares on December 31, 2001, with the TSE 300 Index during such period, assuming dividend reinvestment. The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (December 31, 2001 to December 31, 2006).

Five-Year Cumulative Return on $100 Investment

Assuming Dividend Reinvestment

December 31, 2001 - December 31, 2006

The values for December 2002 and prior reflect the share price of the common shares of Viceroy Resource Corporation, which is now the Company. Share prices have been restated to reflect the share consolidation (3:1) that occurred in June 2003 as if it had occurred at the beginning of the earliest period presented.

Compensation of Directors

During the most recently completed financial year end, the directors received the following compensation:

1.	a fee of $12,000 per year to the Chairman of the Audit Committee;

2.	a fee of $6,000 per year to the Chairman of each of the Corporate Governance Committee, Compensation Committee, Environmental and Safety Committee and Credit Committee;

3.	in addition to the fees being paid in items 1, 2 and 3 above, a fee of $20,000 per year on a quarterly basis to independent (non-executive) directors;

4.	the Lead Director is also paid $1,000 per month, paid quarterly;

5.	a fee of $5,000 per month to the Chairman of the Credit Committee; and

6.	a fee of $500 per meeting attended in person or by telephone, to non-chair members of the Credit Committee.

The Company has no other compensation for non-executive directors other than the Stock Option Plan pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year. During the financial year ended December 31, 2006, the Company did not grant any options to the directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2006, with respect to the Company's compensation plans under which equity securities were authorized for issuance as at the end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,981,333	$1.97	5,502,929
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,981,333		5,502,929

The aggregate number of common shares which are currently reserved for issuance under the Company's Stock Option Plan is 14,506,262 (representing 10% of the Company's outstanding common shares). As at the date of this Information Circular, 1,314,500 common shares have been issued under the Stock Option Plan (representing 0.90% of the Company's outstanding common shares). A further 10,406,333 common shares are issuable under outstanding options (representing 7.17% of the Company's outstanding common shares).

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, proposed nominee for election as a director or associate of them, is or, since the beginning of the last completed financial year of the Company, was indebted to or guaranteed or supported by the Company either pursuant to an employee stock purchase program or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in the Company annual audited consolidated financial statements and Management Discussion & Analysis, no informed person or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company. Management does not consider any of the related party transactions to be material on an individual basis.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia are the auditors for the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor to hold office for the ensuing year at a remuneration and on terms of engagement to be fixed by the Directors.

PricewaterhouseCoopers LLP were first appointed as auditor in 1987.

MANAGEMENT CONTRACTS

No management functions are performed to any substantial degree by a person other than the directors or executive officers.

CORPORATE GOVERNANCE DISCLOSURE

Toronto Stock Exchange listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in the company's annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101, Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201, Corporate Governance Guidelines, against which the Company has reviewed its own corporate governance practices. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.

Directors’ Independence

The Company's Board currently consists of 10 directors, five (5) of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110, Audit Committees (“MI 52-110”). A majority of the directors on the Company’s Board are not independent; the Company’s Board currently has parity between independent and non-independent directors. Messrs. Black, Goodman, Hannesson, Knowles, and Mercaldo are independent. Mr. Traub, a proposed nominee for election as director at the Meeting, is also independent. Mr. Bayley is not independent as he is the President and Chief Executive Officer of the Company; Mr. Winn is not independent as he was an employee of the Company in the last 3 years and received payment of fees from the Company within the past 12 months; Mr. Sinclair is not independent as he is the Managing Director of the Company; Mr. Atkinson is not independent because he received payment of fees from the Company during the last three years; and Mr. Buchan is not independent as he is the Executive Chairman of the Company. Mssrs. Knowles and Mercaldo are not standing for re-election to the Board at the Meeting.

The independent directors do hold meetings at which non-independent directors and members of management are not in attendance. However, to facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Company’s independent directors are encouraged to meet at any time they consider necessary without any members of management or non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee, which is entirely composed of independent directors, meets with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board.

The Board’s Executive Chairman, Mr. Buchan, is not an independent director but the Board’s lead director is currently Mr. Knowles, who is an independent director. Mr. Knowles is not standing for re-election to the Board at the Meeting. The Company intends for his replacement as lead director to be independent.

Participation of Directors in Other Reporting Issuers

Certain of the Company’s current and proposed directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director or Proposed Director	Directorship(s) held in other Reporting Issuers
Robert G. Atkinson	Spur Ventures Inc.	First Fortune Investments Inc.
Brian E. Bayley	American Natural Energy Corp. Arapaho Capital Corp. Cypress Hills Resource Corp. Esperanza Silver Corporation Eurasian Minerals Inc. Greystar Resources Ltd. Groundstar Resources Limited	Kirkland Lake Gold Inc. Midway Gold Corp. PetroFalcon Corporation Pretium Capital Corp. Rockhaven Resources Ltd. Sanu Resources Ltd. Torque Energy Inc. TransAtlantic Petroleum Corp.
W. David Black	Southwestern Resources Corp. Zincore Metals Inc.	Spur Ventures Inc. Maxy Gold Corp.
Robert (Bob) Buchan	Allied Nevada Gold Corp. Katanga Mining Limited	Rockwater Capital Corporation
Daniel Goodman	Cogitore Resources Inc. (formerly Woodruff Capital Management Inc.) Valdez Gold Inc.	Zoolander Corporation
Michael Hannesson	Norwood Resources Ltd.
Henry J. Knowles	Automodular Corporation Dominion Citrus Limited Dominion Citrus Income Fund (1)	Samuel Manu-Tech Inc. Wolfden Resources Inc. Infolink Technologies Inc. Premier Gold Mines Limited
Edward L. Mercaldo	Norwood Resources Ltd.	International Royalty Corporation
A. Murray Sinclair
Allied Nevada Gold Corp.
Arapaho Capital Corp.
Bannockburn Resources Limited
Breakwater Resources Ltd.
Choice Resources Corp.
Deyit Inc.
Gabriel Resources Ltd.
General Minerals Corporation
GTO Resources Inc.
Jura Energy Corporation (formerly Proprietary Industries Inc.) Pearl Exploration and Production Inc. Premier Gold Mines Limited Western Geopower Corp. Wolfden Resources Inc.
Walter M. Traub	Nil	Nil
Michael D. Winn	Alexco Resource Corp. Eurasian Minerals Inc. General Minerals Corp Lake Shore Gold Corp. Lara Exploration Ltd.	Sanu Resources Ltd. TransAtlantic Petroleum Corp. Reservoir Capital Corp.
Notes

(1) Mr. Knowles is a trustee, not director, with Dominion Citrus Income Fund

Attendance at Board Meetings

The following table contains the attendance record of each director for all Board meetings held during the Company’s most recently completed financial year.

Name of Director	Board Meetings Attended	Board Meetings Missed
Robert G. Atkinson	8	4
Brian E. Bayley	12	0
W. David Black	7	5
Robert (Bob) Buchan	12	0
Daniel Goodman	12	0
Michael Hannesson	12	0
Henry J. Knowles	10	2
Edward L. Mercaldo	10	2
A. Murray Sinclair	10	2
Michael Winn	10	2

Board Mandate

The Board does not have a written mandate. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.

The Board also meets to plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Position Descriptions

The Board has developed a written position description for the chair of the Credit Committee, chair of the Board, CEO, Managing Director, CFO, COO and Senior VP. The Board has not developed a written position description for the chairs of the other committees of the Board; the Board delineates the role and responsibilities of these individuals through reference to industry norms and past practice and through application of respective charters.

Orientation and Continuing Education

The Company does not provide formal continuing education to its Board members, but encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

The Corporate Governance Committee of the Board is responsible, among other things, for determining appropriate orientation and education programs for new Board members. While the Company does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of the Board committees and copies of the Company's corporate governance policies;

2.	access to recent, publicly filed documents of the Company;

3.	access to management, auditors, and technical consultants; and

4.	further information and education as deemed appropriate and desirable by the Company’s Corporate Governance Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a written code of conduct (the “Code”), which may be viewed by visiting the Company’s web site at www.questcapcorp.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify a member of the Audit Committee. No material change report filed since the beginning of the Company’s most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. In addition, the Company requires that directors who have a material interest declare that interest to the Board or committee thereof. The Corporate Governance Committee is responsible (among other things) for overseeing the procedure for monitoring directors’ responsibility, diligence, and for avoiding conflict of interest.

Nomination of Directors

The Company does not have a stand-alone nomination committee, but the Corporate Governance Committee (a majority of the members of which are currently considered independent under the tests prescribed by MI 52-110) is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its committees, and for annually assessing Board performance. The Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the financial services industry are consulted for possible candidates.

Procedure for Determining Compensation

The members of the Compensation Committee are Messrs. Goodman, Black and Atkinson, all of whom except Mr. Atkinson are considered independent under the tests prescribed by MI 52-110. The Compensation Committee has responsibility for recommending compensation for the directors and senior management, including the granting of stock options to the Board, and for reviewing and ensuring that the adequacy and form of compensation realistically reflects the responsibilities and risks involved in being an effective officer or director. Additionally, the mandate of the Compensation Committee includes the review of compensation of the directors, and making recommendations as to changes that may be required. The Compensation Committee is comprised of a majority of independent directors and the Board is satisfied that the composition of the Compensation Committee is sufficient to ensure an objective process for determining compensation.

To determine compensation payable, the Compensation Committee review(s) compensation paid for directors and officers of companies of similar size and stage of development and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.

The Compensation Committee has retained the services of Davis & Company LLP and the services of Mercer Human Resource Consulting under the mandate of providing assistance to the Compensation Committee in determining appropriate compensation for the Company’s directors and officers.

Board Committees

The Company has the following committees in addition to its Audit and Compensation committees:

1.
the Corporate Governance Committee, which monitors the Company's corporate governance compliance; recommends corporate governance policy to the Board; reviews the procedure for monitoring directors' responsibility, diligence, and avoiding conflicts of interest; and reviews the Board's past years' proceedings to evaluate its efficiency and make require recommendations, if any;

2.
the Credit Committee, which is responsible for reviewing and approving, or recommending to the Board for approval, all proposed loans and equity instruments, subject to the Credit Committee's authority levels, to be made by the Company; to monitor all related party loans and equity investments made by the Company from time to time; to review from time to time, and make recommendations to management of the Company and the Board regarding allocation of available credit facilities to loans and equity investments, related party transactions, performance of loans and the administration and effectiveness of, and compliance with, applicable policies and controls; and to report to the Board or other Committee of the Board on such matters as they request.

All committees of the Company's Board are accountable to the full Board.

Assessments

The Board bi-annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE INFORMATION

Detailed information with respect to the Company's audit committee will be contained under the heading "Additional Information - Audit Committee Information" in the Company's annual information form for the financial year ended December 31, 2006 expected to be filed under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.questcapcorp.com.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com  or on the Company's website at www.questcapcorp.com. Shareholders may contact the Company at Suite 300 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Continuance under the Canada Business Corporations Act

At the Meeting, Shareholders will be asked to approve by special resolution under the Business Corporations Act (British Columbia) (the “BCBCA”) the continuance (the "Continuance") of the Company from British Columbia into federal jurisdiction under the Canada Business Corporations Act (the "CBCA") immediately upon approval of the Continuance Resolution described below.

The Continuance will affect certain of the rights of Shareholders as they currently exist under the BCBCA. Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

The principal attributes of the Shares of the Company after Continuance will be identical to the corresponding shares of the Company prior to the Continuance other than differences in shareholders rights under the CBCA and the BCBCA, a summary of which is provided below.

The Continuance, if approved, will effect a change in the legal domicile of the Company as of the effective date thereof. The directors and officers of the Company immediately following the Continuance will be identical to the directors and officers of the Company immediately prior to the Continuance. As of the effective date of the Continuance, the election, duties, resignations and removal of the Company’s directors and officers shall be governed by the CBCA, the proposed Articles of Continuance and, if adopted at the Meeting, the proposed By-Law No. 1 of the Company (as described below).

Purpose

The Company plans to continue the expansion of its business operations across Canada.  The proposed continuance of the Company under the CBCA will provide name protection by ensuring that the Company will be entitled, as a federal corporation, to extraprovincially register and do business under its current name in every province in Canada.  Currently, as a British Columbia corporation, in order to do business in another province, the Company must first extraprovincially register and have its name approved by the corporate regulatory authority in that province.  If there is another company with the same or a similar name in that province, the Company may be precluded from registering and doing business under its current name.  In addition to name protection, the Continuance will also provide the Company with the flexibility of locating its registered and records office anywhere in Canada.  As a British Columbia corporation, the Company must maintain its registered and records office in British Columbia.

Management has therefore determined that it is advisable that the Company be continued under the CBCA. The Board has approved the Continuance, subject to receipt of applicable regulatory and Shareholder approvals.

Procedure

Under the BCBCA, in order to effect the Continuance of the Company from the Province of British Columbia to the CBCA, the Company must obtain the approval of its Shareholders by way of special resolution under the BCBCA, being a resolution passed by not less than two-thirds of the votes cast at the Meeting in person or by proxy. The Company must also make a written application to the British Columbia Registrar of Companies for consent to continue. Prior to the Meeting, the Company intends to obtain the consent of the Registrar of Companies to the Continuance and, if the Continuance Resolution is passed, to file such consent along with prescribed documents under the CBCA with the Director under the CBCA to obtain a Certificate of Continuance. Pursuant to the BCBCA, the Company is deemed to cease to be a company within the meaning of the BCBCA on and after the date on which it is deemed continued under the laws of the CBCA pursuant to the issuance of the Certificate of Continuance from the Director under the CBCA. Notwithstanding the Continuance of the Company from the Province of British Columbia to the CBCA, the BCBCA and the CBCA provide that all the rights of creditors of the Company against the Company's property, rights and assets and all liens on the Company's property, rights and assets are unimpaired by the Continuance. All debts, contracts, liabilities and duties of the Company from then on attach to the Company as continued into the CBCA and continue to be enforceable against it as if the Company had remained incorporated under the BCBCA.

Accordingly, Shareholders will be asked to pass a special resolution at the Meeting (being approval by two-thirds of the votes cast in person or by proxy) to approve the Continuance in substantially the form as set forth below (the "Continuance Resolution"):

"RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)	Quest Capital Corp. (the "Company") be continued out of British Columbia and into federal jurisdiction under the Canada Business Corporations Act (the "CBCA");

(b)
pursuant to section 302 of the Business Corporations Act (British Columbia), the directors of the Company are hereby, authorized, directed and empowered to apply pursuant to section 187 of the CBCA to the Director under the CBCA for a Certificate of Continuance continuing the Company as if it had been incorporated thereunder (the "Continuance");

(c)
effective on the date of such continuance as a corporation under the CBCA, the Company adopt the articles of continuance (the "Articles of Continuance"), substantially in the form attached as Schedule 1 to the Information Circular in respect of this Meeting, which Articles of Continuance have been approved by the directors of the Company, in substitution for the existing Notice of Articles of the Company, and such Articles of Continuance be and are hereby approved;

(d)
notwithstanding that this special resolution has been duly passed by the Shareholders, the directors of the Company are hereby authorized, at their discretion, to determine, at any time, to proceed or not to proceed with the Continuance and to abandon this resolution at any time prior to the implementation of the Continuance without further approval of the Shareholders and in such case, this resolution approving the Continuance shall be deemed to have been rescinded; and

(e)
any one director or any one officer of the Company is hereby authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, such other documents and instruments, and to do or to cause to be done, such other acts and things as in the opinion of such one director or one officer of the Company may be necessary or desirable in order to carry out the intent of this resolution."

Differences in Rights under the BCBCA and the CBCA

In general terms, the CBCA provides to shareholders substantively the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies. There is also a difference in the definition of "special resolution" which, under the CBCA requires a two-thirds majority vote of the shareholders of a corporation and under the BCBCA, requires a two-thirds to three-quarters majority vote of the shareholders of a company, depending on what the articles of the company (or the BCBCA) specify. The following is a summary comparison of certain provisions of the BCBCA and the CBCA which pertain to rights of Shareholders of the Company. This summary is not intended to be exhaustive and Shareholders should consult their legal advisers regarding all of the implications of the Continuance.

Sale of Company's Undertaking

The BCBCA requires the sale, lease or other disposition of all or substantially all of a company’s undertaking to be authorized by special resolution passed by shareholders where the majority of the votes cast by shareholders entitled to vote on the resolution constitutes a special majority (ie. two-thirds of the votes cast, unless a greater majority of up to three-quarters is required by the Articles or otherwise under the BCBCA).

The CBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting upon a sale, lease or exchange of all or substantially all of the property of the corporation. Each share of the corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote.

Amendments to the Charter Documents of the Company

Any substantive change to the corporate charter of a company under the BCBCA, such as an alteration of the restrictions, if any, on the business that may be carried on by the company, a change in the name of the company or an increase or reduction of the authorized capital of the company, requires a special resolution passed by a special majority of the votes cast by shareholders voting in person or by proxy at a general meeting of the company (ie. two-thirds of the votes cast, unless a greater majority of up to three-quarters is required by the Articles or otherwise under the BCBCA) unless the BCBCA or the Articles require a different type of resolution to make such change in certain cases. For example, in respect of amalgamations, where the rights of the holders of a class of shares are affected differently by the alteration than those of the holders of other classes of shares, a separate special resolution is required; similarly, a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or under the Notice of Articles or Articles unless the shareholders holding shares of the class or series of shares to which such right or special right is attached consent by special resolution of those shareholders.

Under the CBCA such changes require a resolution passed by not less than two-thirds of the votes cast by shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class or series of shares are affected differently by the alteration than the rights of the holders of other classes of shares, or in the case of holders of a series of shares in a manner different from other shares of the same class, a resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class, or series, as the case may be, even if such class or series is not otherwise entitled to vote. A resolution to amalgamate a CBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

(a)	alter the Articles to alter restrictions on the powers of the company or the business it is permitted to carry on;

(b)	amalgamate with another corporation;

(c)	approve an arrangement, if the terms of the arrangement permit dissent;

(d)	authorize the continuation of the company out of the jurisdiction;

(e)	authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; and

(f)	authorize any other resolution, if dissent is authorized by that resolution.

In addition, the BCBCA provides a dissent remedy in respect of any court order that permits dissent.

The CBCA contains a similar dissent remedy, although the triggering events and the procedure for exercising this remedy are slightly different than those contained in the BCBCA. Regarding (c) above, under the CBCA, there is no dissent right with respect to a resolution to approve an arrangement. Under both the CBCA and the BCBCA, there is no right of dissent in respect of an amalgamation between a company and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same company. The CBCA does not provide for the right to dissent in the circumstances described in (f) above, nor in respect of any court order that permits dissent. The CBCA also contains a dissent remedy where a corporation resolves to amend its Articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of a class or to add, change or remove any restrictions on the business or businesses that the corporation may carry on.

Unlike the CBCA, the BCBCA requires that dissent must be exercised with respect to all of shares in respect of which the dissenting shareholder is the registered and beneficial owner (and the dissenting shareholder must cause the registered owner of any such shares beneficially owned by the dissenting shareholder to dissent with respect to all such shares).

Oppression Remedies

Under the BCBCA, a shareholder of a company (including beneficial shareholders and any other person whom the court considers appropriate to seek a remedy) has the right to apply to the court on the grounds that: (i) the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholder, or (ii) that some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders. On such an application the court may make such order as it sees appropriate, including an order to prohibit any act proposed by the company.

The CBCA contains rights that are broader in that they are available to a larger class of complainants. Under the CBCA a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the court, is a proper person to seek an oppression remedy may apply to the court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director, or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the company to (i) enforce an obligation owed to the company that could be enforced by the company itself or (ii) to obtain damages for any breach of such an obligation.

A broader right to bring a derivative action is contained in the CBCA as this right extends to officers, former shareholders, directors or officers of a corporation or its affiliates, and any person, who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced, with leave of the court, in the name and on behalf of the subsidiaries of a corporation.

Requisition of Meetings

The BCBCA provides that shareholders of a company who hold in the aggregate at least one-twentieth of the issued shares of the company that carry the right to vote at general meetings may give notice to the directors requiring them to call and hold a general meeting within four months. If the directors do not, within 21 days after the date on which the requisition is received by the company, send notice of a general meeting, the requisitioning shareholders, or any one or more of them holding, in the aggregate, more than one-fortieth of the issued shares of the company that carry the right to vote at general meetings, may send notice of a general meeting to be held to transact the business stated in the requisition.

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Place of Meetings

The BCBCA provides that general meetings of the shareholders of a company must be held within British Columbia or may be held at a location outside British Columbia if: (i)  the location is provided for in the Articles; (ii) the Articles do not restrict the company from approving a location outside of British Columbia and the location for the meeting is approved by the resolution required by the Articles for that purpose, or,  if no resolution is required by the Articles, approved by ordinary resolution; or (iii) unless written consent of the Registrar of Companies is otherwise obtained prior to the meeting.

The CBCA provides that meetings of shareholders may be held at the place within Canada provided by the by-laws, or in the absence of such provision, at the place within Canada that the directors determine. Also, meetings of shareholders may be held outside of Canada if the place is specified in the Articles.

Directors

The BCBCA provides that a reporting company must have a minimum of three directors. There is no further requirement with respect to the directors’ status as officers and/or employees of the company or its affiliates. The BCBCA does not contain any residency requirements for directors.

The CBCA requires that a distributing corporation must have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. At least twenty-five per cent of the directors of a corporation must be resident Canadians. However, if a corporation has less than four directors, at least one director must be a resident Canadian.

Rights of Dissent

As indicated in the notice of the Meeting, any holder of Shares is entitled to be paid the payout value of his shares in accordance with Section 245 of the BCBCA if such holder dissents to the Continuance and the Continuance becomes effective.

A Shareholder is not entitled to dissent with respect to such holder's shares if such holder votes any of those shares in favour of the special resolution authorizing the Continuance. A brief summary of the provisions of Sections 237 to 247 of the BCBCA is set out below.

The following description of the Continuance Dissent Rights of dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment for the payout value of such Shareholder's common shares in the Company and is qualified in its entirety by the reference to the full text of Sections 237 to 247 of the BCBCA, which is attached as Schedule 2 to this Information Circular. A Shareholder who intends to exercise the Continuance Dissent Rights should seek legal advice and carefully consider and comply with the dissent provisions. Failure to comply with the dissent provisions, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

Section 242 of the BCBCA

A dissenting Shareholder has until 2:00 p.m. on April 28, 2007 to send to the Company with respect to the special resolution authorizing the Continuance a written notice of dissent pursuant to Section 242 of the BCBCA by registered mail. After the special resolution is approved by the Shareholders and if the Company notifies the dissenting Shareholder of its intention to act upon the special resolution, the dissenting Shareholder is then required within 14 days after the Company gives such notice, to send to the Company a written notice that such holder requires it to purchase all of the shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those shares, whereupon the dissenting Shareholder is bound to sell and the Company is bound to purchase those shares.

A dissenting Shareholder who has complied with the aforementioned provisions of Section 242, or the Company may apply to the Court for an order requiring such holder's shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they may be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on the Company to make application to the Court. The dissenting Shareholder will be entitled to receive the payout value of the Shares held by such holder as of the day before the Meeting or such later date on which the special resolution to authorize the Continuance is passed.

Addresses for Notice

All notices to the Company of dissent to the Continuance pursuant to Section 242 of the BCBCA should be addressed to the attention of the Corporate Secretary of the Company and be sent to:

Attention: Corporate Secretary
Quest Capital Corp.
Suite 300, 570 Granville Street
Vancouver, British Columbia  V6C 3P1

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of his Shares. Section 244 of the BCBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenter's rights. Accordingly, each Shareholder who might desire to exercise the dissenter's rights should carefully consider and comply with the provisions of the section, the full text of which is set out in Schedule 2 to this Information Circular, and consult such holder's legal advisor.

Recommendation of the Directors

The Board has reviewed the proposed Continuance and concluded that it is in the best interests of the Shareholders of the Company.

The Board unanimously recommends that the Shareholders vote in favour of the Continuance Resolution.

Director Discretion

The directors of the Company may elect not to proceed with the Continuance contemplated in the Continuance Resolution.

Approval of By-Law No. 1

Subject to the completion of the Continuance, at the Meeting, Shareholders will be asked to approve, by ordinary resolution, the adoption of By-Laws for the Company as a CBCA corporation. The directors of the Company are proposing that such By-Laws be in the form proposed by them and called "By-Law No. 1". A copy of the proposed By-Law No. 1, in the form to be submitted to the Meeting, subject to such changes as may be recommended by counsel or required by regulatory authorities, will be available at the Meeting, and is available for inspection at 10th Floor, 595 Howe Street, Vancouver, British Columbia, the offices of DuMoulin Black, counsel to the Company, during normal business hours up to the date of the Meeting.

Accordingly, the Shareholders will be asked to pass an ordinary resolution (the "By-Law Adoption Resolution") at the Meeting (being approval by 50% plus one of the votes cast in person or by proxy) to approve By-Law No. 1 in substantially the form as set forth below:

"RESOLVED AS AN ORDINARY RESOLUTION THAT, subject to the completion of the continuance of the Company into federal jurisdiction under the Canada Business Corporations Act, By-Law No. 1 of the Company be ratified, confirmed and approved."

Amendment of the Company's Stock Option Plan

The Company has an Amended and Restated Stock Option Plan (effective as of June 24, 2005) which was approved by the Shareholders on June 1, 2005 (the "Stock Option Plan").

Under the Stock Option Plan, at any given time, the Company may have stock options outstanding for the purchase of up to 10% of issued capital. Any increase in the issued and outstanding Shares will result in an increase in the available number of shares issuable under the Stock Option Plan, and any exercise, termination or expiry of outstanding stock options will make new grants available under the Stock Option Plan. The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of and consultants to the Company and its subsidiaries and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options.

The Company proposes to amend its current Stock Option Plan by incorporating the amendments described below (the "Amendments"). Except as set forth below, the current Stock Option Plan will in all other material respects have the same terms and conditions.

BlackOut Periods

The TSX has recognized that many of its listed issuers are under self-imposed blackout periods, from time to time, preventing officers, directors and employees from exercising options. On June 6, 2006, the TSX published a Staff Notice (the "TSX Notice") respecting security based compensation arrangements, such as the Stock Option Plan, permitting the extension of option expiry dates which fall within or soon after a listed issuer's self-imposed blackout periods. The TSX considers self-imposed blackout periods to be an example of good corporate governance and trading policies. The general prohibition in the TSX Rules against extending the expiry date of an option without shareholder approval was not intended to penalize listed issuers, nor their insiders and employees, for this type of positive corporate behaviour. Accordingly, the Board has approved the adoption of an amendment to the Stock Option Plan which will provide that if the expiration date for an option falls within a blackout period or within nine business days following the expiration of such blackout period, the expiry date of such option shall be automatically extended, without requirement for any further act or formality, to that date which is the tenth business day after the end of the applicable blackout period (the "Blackout Expiration Term"), such tenth business day to be considered the expiration of the term of such option for all purposes under the Stock Option Plan. It is intended that the proposed amendment will pertain to options previously granted under the Stock Option Plan, as well as options granted in the future under the Stock Option Plan, as it may be amended from time to time. The Blackout Expiration Term will only be available when there is a blackout period self-imposed by the Company (it will not apply to the Company or its insiders being the subject of a cease trade order) and the Blackout Expiration Term will be available to all eligible participants under the Stock Option Plan, under the same terms and conditions.

Amendment Provisions of the Stock Option Plan

The Stock Option Plan currently contains an amendment provision which permits the directors of the Company to make certain specified types of amendments or modifications to the Stock Option Plan without Shareholder approval. One of the amendments specified enables directors to make amendments to the Stock Option Plan which are of a "housekeeping" nature. The TSX Notice stipulates that, as of June 30, 2007, the TSX will no longer permit issuers who have this type of "general amendment" provision in their stock option plans to use such provision to make amendments to their stock option plans without shareholder approval. The TSX has advised issuers to replace this type of general amendment provision with more detailed amending provisions in their stock option plans. Accordingly, the Company proposes to adopt an amendment to the current Stock Option Plan which will delete in its entirety section 8.01(a), which currently permits the directors to make amendments to the Stock Option Plan which are of a "housekeeping" nature, and replace it with a new section 8.01(a), which will permit the Board to make amendments to correct or clarify any typographical errors or inconsistencies, or to add clarifying statements for any drafting errors or ambiguities in the Stock Option Plan or an option granted thereunder.

The Board has approved the adoption of the Amendments, subject to Shareholder and TSX approval.

The proposed amended Stock Option Plan, underlined to show the proposed Amendments, is attached to this Circular as Schedule 3. Shareholders will be asked at the Meeting to consider, and if thought fit, approve with or without variation, an ordinary resolution approving the Amendments, substantially in the form set out below:

"UPON MOTION DULY PROPOSED AND SECONDED, IT WAS RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
subject to the approval of the Toronto Stock Exchange, the proposed amendments to the Amended and Restated Stock Option Plan of the Company dated effective as of June 24, 2005 substantially in the form attached as Schedule 3 to the Management Information Circular of the Company prepared for the purpose of the Meeting be and are hereby approved, ratified and confirmed;

2.
any officer or director of the Company be, and each is hereby authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things necessary or advisable in order to give effect to this Resolution, including compliance with all securities laws and regulations; and

3.
the Board of Directors of the Company be and is hereby authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this Resolution."

The approval of the Amendments requires the affirmative vote of the holders of a majority of the issued and outstanding common shares of the Company entitled to vote and represented in person or by proxy at the Meeting. If approved by the Shareholders, the Amendments will take effect upon approval by the TSX.

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF DIRECTORS

The content and sending of this Circular has been approved by the directors of the Company.

DATED as of this 27th day of March, 2007.

BY ORDER OF THE BOARD

(signed) Brian E. Bayley
Brian E. Bayley, President and Chief Executive Officer

SCHEDULE 1

ARTICLES OF CONTINUANCE

Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)

FORMULAIRE 11 CLAUSES DE PROROGATION (ARTICLE 187)

1 -- Name of the Corporation / Dénomination sociale de la société

QUEST CAPITAL CORP.

2 -- Taxation Year End / Fin de l'année d'imposition

M	D - J
1 2	3 1

3 -- The province or territory in Canada where the registered office is to be situated / La province ou le territoire au Canada où se situera le siège social

British Columbia - Colombie Britannique

4 -- The classes and the maximum number of shares that the corporation is authorized to issue / Catégories et le nombre maximal d'actions que la société est autorisée à émettre

Unlimited Common Shares with special rights or restrictions attached.
Unlimited First Preferred Shares with special rights or restrictions attached.
Unlimited Second Preferred Shares with special rights or restrictions attached.

The annexed Schedule I is incorporated in this Form.

5 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

None.

6 -- Number (or minimum and maximum number) of directors / Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum: 3 Maximum: 10

7 -- Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None.

8 -- (1) If change of name effected, previous name / (1) S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

N/A

(2) Details of incorporation / (2) Détails de la constitution

The annexed Schedule II is incorporated in this Form.

9 -- Other provisions, if any / Autres dispositions, s'il y a lieu

The annexed Schedule III is incorporated in this Form.

Signature	Printed Name - Nom en lettres moulées	10 -- Capacity of - En qualité de	11 -- Tel. No. - N° de tél.

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

IC 3247 (2004/12)

Canada

Canada Business Corporations Act

Articles of Continuance
FORM 11
INSTRUCTIONS

General
If you require more information in order to complete Form 11, you may wish to consult the Name Granting Compendium or the Name Granting Guidelines and the Continuance (Import) Kit.

You can file Form 11 through the Corporations Canada On-line Filing Centre at http://strategis.ic.gc.ca/corporations or you can send or fax the completed documents to the address provided below.

Prescribed Fees
Corporations Canada On-line Filing Centre, by mail or fax: $200

Item 1
Set out the full legal name of the corporation which complies with sections 10 and 12 of the Act. Articles of continuance must be accompanied by a Canada-biased NUANS search report dated not more than ninety (90) days prior to the receipt of the articles by the Director. Upon request, a number name may be assigned under subsection 11(2) of the Act, without a search.

Item 2
Set out the taxation year end (day and month) of the corporation. The taxation year must be the same as the taxation year end pursuant to the *Income Tax Act*.

Item 3
Set out the name of the province or territory within Canada where the registered office is to be situated.

Item 4
Set out the details required by paragraph 6(1)(c) of the Act. Unless an exemption is obtained under subsection 187(11) of the Act, all shares must be without nominal or par value and must comply with Part V of the Act. Nominal or par value shares issued by a body corporate before continuance comply with the Act by virtue of subsection 24(2) and 187(8) and (9) of the Act. In the case of the appplication of subsection 187(11) of the Act, set out the maximum number of shares of a class or series as required by subsection 187(12) of the Act.

Item 5
If restrictions are to be placed on the right to transfer shares of the corporation, set out a statement to this effect and the nature of such restrictions.

Item 6
Set out the number of directors. If cumulative voting is permitted, the number of directors must be invariable; otherwise it is permissible to specify a minimum and maximum number of directors.

Item 7
If restrictions are to be placed on the business the corporation may carry on, set out the restrictions.

Item 8
1) Set out the previous name of the corporate body if a change of name is effected on continuance.
2) Set out the date of incorporation of the body corporate. If the body corporate has been subject to any previous continuance, set out the details of each such continuance, i.e., the date of continuance, any change of name at the time of continuance and the name and provision of the statute under which it was effected.

Item 9
Set out any provisions, permitted by the Act or Regulations to be set out in the by-laws of the corporation, that are to form part of the articles, including any pre-emptive rights or cumulative voting provisions.

Item 10
Indicate the capacity of the signing person. Form 11 must be signed by one of the following persons:

- a **director** of the corporation
- an **authorized officer** of the corporation

Other Documents
If the continuance is under subsection 187(1) of the Act, the articles of continuance must be accompanied by:
a) proof of authorization under the laws of the jurisdiction where the body corporate is incorporated; and
b) form 2 ***'Information Regarding the Registered Office and the Board of Directors'***.

The completed documents and fees payable to the Receiver General for Canada are to be sent to:

The Director, Canada Business Corporations Act
Jean Edmonds Tower, South
9th Floor
365 Laurier Ave. West
Ottawa, Ontario K1A 0C8
or by facsimile at: (613) 941-0999
Inquiries: 1-866-333-5556

IC 3247 (2004/12) p.2

Loi canadienne sur les sociétés par actions

Clauses de prorogation
FORMULAIRE 11
INSTRUCTIONS

Généralités
Si vous désirez obtenir de plus amples informations afin de compléter le formulaire 11, veuillez consulter l'Énoncé d'octroi des dénominations ou les Lignes directrices pour l'octroi des dénominations ainsi que le Recueil d'information sur la prorogation-importation.

Vous pouvez déposer le formulaire 11 par l'entremise du Centre de dépôt des formulaires en ligne de Corporations Canada au http://strategis.ic.gc.ca/corporations ou encore envoyer ou télécopier le document complété à l'adresse indiquée au bas de cette page.

Droits
Centre de dépôt des formulaires en ligne, par la poste ou télécopieur : 200 $

Rubrique 1
Indiquer la dénomination sociale complète de la société, laquelle doit satisfaire aux exigences des articles 10 et 12 de la Loi. Les clauses de prorogation doivent être accompagnées d'un rapport de recherche NUANS couvrant le Canada, dont la date remonte à quatre-vingt-dix (90) jours ou moins avant la date de réception par le directeur des clauses de prorogation. Si un numéro matricule est demandé en guise de dénomination sociale, il peut être assigné, sans recherche préalable, en vertu du paragraphe 11(2) de la Loi.

Rubrique 2
Indiquer la date (jour et mois) de la fin de l'année d'imposition de la société. La date de fin d'année d'imposition doit être la même que celle en vertu de la *Loi de l'impôt sur le revenu*.

Rubrique 3
Indiquer le nom de la province ou du territoire au Canada où le siège social se situera.

Rubrique 4
Indiquer les détails requis par l'alinéa 6(1)(c) de la Loi. Sauf dans les cas où une dispense est accordée en vertu du paragraphe 187(11) de la Loi, toutes les actions doivent être sans valeur nominale ou sans valeur au pair et doivent se conformer à la partie V de la Loi. Les actions avec valeur au pair ou nominales émises par une personne morale avant sa prorogation sont conformes à la Loi en vertu des paragraphes 24(2) et 187(8) et (9) de la Loi. Si le paragraphe 187(11) de la Loi s'applique, indiquer le nombre maximal des actions d'une série ou catégorie requis par le paragraphe 187(12) de la Loi.

Rubrique 5
Si le droit de transfert des actions de la société doit être restreint, inclure une déclaration à cet effet et indiquer la nature de ces restrictions.

Rubrique 6
Indiquer le nombre des administrateurs. Si un vote cumulatif est prévu, ce nombre doit être fixe; autrement, il est permis de spécifier un nombre minimal et maximal d'administrateurs.

Rubrique 7
Indiquer les limites devant être imposées aux activités commerciales de la société.

Rubrique 8
1) Indiquer la dénomination sociale antérieure de la personne morale si un changement de dénomination sociale est effectué lors de la prorogation.
2) Indiquer la date de constitution de la personne morale. Si la personne morale a fait l'objet de toute prorogation antérieure, indiquer les détails de chacune d'elles, soit la date de prorogation, tout changement de dénomination sociale lors de la prorogation, ainsi que le nom et la disposition du texte de loi en vertu duquel elle a été opérée.

Rubrique 9
Indiquer les dispositions que la Loi ou le règlement permet d'énoncer dans les règlements administratifs de la société et qui doivent faire partie des statuts en incluant les dispositions relatives au vote cumulatif ou aux droits de préemption.

Rubrique 10
Veuillez indiquer la qualité du signataire. Le formulaire 11 doit être signé par une des personnes suivantes :

- un **administrateur** de la société
- un **dirigeant autorisé** de la société

Autres documents
Si la prorogation est effectuée en vertu du paragraphe 187(1) de la Loi, les clauses de prorogation doivent être accompagnées :
a) d'une preuve de l'autorisation en vertu de la Loi sous le régime duquel la personne morale est constituée; et
b) du formulaire 2 ***'Information concernant le siège social et le conseil d'administration'***.

Les documents complétés et les droits payables au Receveur général du Canada doivent être envoyés au :

Directeur, Loi canadienne sur les sociétés par actions
Tour Jean Edmonds, sud
9ième étage
365, ave Laurier ouest
Ottawa (Ontario) K1A 0C8
ou par télécopieur : (613) 941-0999
Renseignements : 1-866-333-5556

SCHEDULE I
to
ARTICLES OF CONTINUANCE

Quest Capital Corp.
(the "Corporation")

1. Special Rights and Restrictions

1.1 The First Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1(a)
Issuance in Series: First Preferred Shares may at any time and from time to time be issued in one or more series. The Directors may from time to time by resolution of the directors passed before the issue of any First Preferred Shares of any particular series, alter the Memorandum of the Corporation to fix the number of First Preferred Shares of any particular series, alter the Memorandum of the Corporation to fix the number of First Preferred Shares in, and to determine the designation of the First Preferred Shares of, that series and alter the Memorandum or the Articles to create, define and attach special rights and restrictions to the First Preferred Shares of that series including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative; the dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction (provided that any such conversion or exchange rights or rights of retraction shall be in accordance with the provisions existing at the time of creation of such series relating to conversion, exchange, or retraction as prescribed by the policies of the Toronto Stock Exchange or any other stock exchange on which the shares of the Corporation are then listed); the terms and conditions of any share purchase plan or sinking fund, and voting rights and restrictions; but no special right or restriction so created, defined or attached shall contravene the provisions of subclauses (b) and (c) of this Article 1.1.

1.1(b)	Ranking of First Preferred Shares: The First Preferred Shares shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the Common Shares (hereinafter defined) and the shares of any other class ranking junior to the First Preferred Shares. The First Preferred Shares shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with Article 1.1(a).

1.1(c)	Voting Rights: Holders of First Preferred Shares shall be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Corporation, except for meetings at which any holders of a specified class or series are entitled to vote, and to one vote in respect of each First Preferred Share held at all such meetings.

1.2 The Second Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

1.2(a)
Issuance in Series: Second Preferred Shares may at any time and from time to time be issued in one or more series. The Directors may from time to time by resolution of the directors passed before the issue of any Second Preferred Shares of any particular series, alter the Memorandum of the Corporation to fix the number of Second Preferred Shares of any particular series, alter the Memorandum of the Corporation to fix the number of Second Preferred Shares in, and to determine the designation of the Second Preferred Shares of, that series and alter the Memorandum or the Articles to create, define and attach special rights and restrictions to the Second Preferred Shares of that series including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative; the dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction (provided that any such conversion or exchange rights or rights of retraction shall be in accordance with the provisions existing at the time of creation of such series relating to conversion, exchange, or retraction as prescribed by the policies of the Toronto Stock Exchange or any other stock exchange on which the shares of the Corporation are then listed); the terms and conditions of any share purchase plan or sinking fund, and voting rights and restrictions; but no special right or restriction so created, defined or attached shall contravene the provisions of subclauses (b) and (c) of this Article 1.2.

1.2(b)
Ranking of Second Preferred Shares: The Second Preferred Shares shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares. The Second Preferred Shares shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares as may be fixed in accordance with Article 1.2(a).

1.2(c)
Voting Rights: Holders of Second Preferred Shares shall not be entitled as such to vote at, any general meeting of shareholders of the Corporation. Holders of Second Preferred Shares shall be given notice of and be invited to attend meetings of voting shareholders of the Corporation.

1.3  The Common Shares (the "Common Shares") as a class have attached thereto the following rights, privileges, restrictions and conditions:

1.3(a)
Dividends: The holders of the Common Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with Class "A" Shares, the board of directors may, in their sole discretion, declare dividends on the Class "A" Shares to the exclusion of any other class of shares of the Corporation.

1.3(b)
Participation Upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to the Common Shares, be entitled to participate in any distribution of the assets of the Corporation.

1.3(c)
Voting Rights: The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation, except for meetings at which only holders of a specified class or series are entitled to vote, and to one vote in respect of each Common Share held at all such meetings.

SCHEDULE II
to
ARTICLES OF CONTINUANCE

Quest Capital Corp.
(the "Corporation")

8(2)     Details of Incorporation

The Corporation (formerly known as Viceroy Resource Corporation until it changed its name to Quest Capital Corp. effective June 30, 2003) was incorporated under the British Columbia Company Act effective April 6, 1984 (Incorporation No. BC0276587) as a result of an amalgamation pursuant to the British Columbia Company Act between B & B Resources Inc. (British Columbia Incorporation No. BC0265887) and Viceroy Petroleums Ltd. (British Columbia Incorporation No. BC0219111).

SCHEDULE III
to
ARTICLES OF CONTINUANCE

Quest Capital Corp.
(the "Corporation")

9     Other Provisions

The directors may, if the articles of the corporation so provide, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

SCHEDULE 2

DISSENT PROVISIONS

SECTIONS 237 TO 247 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution

(b)
in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)
in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)
any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)
if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	he date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)
determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)
pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)
the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)
if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)
the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE 3

BLACKLINED
AMENDED AND RESTATED STOCK OPTION PLAN

QUEST CAPITAL CORP.

Suite 300, 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Amended and Restated Stock Option Plan (Effective as of June 24, 2005)

As amended on ● , 2007

QUEST CAPITAL CORP.

AMENDED AND RESTATED 2005 STOCK OPTION PLAN
(Effective June 24, 2005, as amended ●, 2007)

PART 1
INTERPRETATION

1.01  Definitions In this Plan the following words and phrases shall have the following meanings, namely:

(a)	"Board" means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(b)
"Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

(c)	"Company" means Quest Capital Corp.;

(d)	"Director" means any director of the Company or of any of its subsidiaries;

(e)	"Employee" means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(f)	"Exchange" means The Toronto Stock Exchange and any other stock exchange on which the Shares are listed for trading;

(g)	"Exchange Policy" means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

(h)
"Expiry Date" means not later than ten years from the date of grant of the option or, if Exchange Policy does not permit a term of ten years for options granted by the Company not later than five years from the date the option is granted;

(i)	"Insider" has the meaning ascribed thereto in the Securities Act;

(j)	"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act;

(k)
"Option Price" means the price at which options may be granted in accordance with Exchange Policy and Securities Laws and means the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date of granting the option or, if there was no such sale, the average of the bid and ask prices on the Exchange for the Shares during the three trading days immediately preceding the date of granting the option;

(l)	"Officer" means any senior officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(m)	"Outstanding Issue" is based on the number of Shares that are outstanding on an undiluted basis immediately prior to the Share issuance or grant of options in question;

(n)	"Plan" means this stock option plan as from time to time amended;

(o)	"Securities Act" means the Securities Act (British Columbia), as amended, from time to time;

(p)	"Securities Laws" means the act, policies, bylaws, rules and regulations of the securities commissions governing the granting of options by the Company, as amended from time to time;

(q)
"Service Provider" means an Employee or insider of the Company or any of its subsidiaries and includes any other person who is engaged to provide either directly or through a corporation, ongoing management or consulting services to the Company or its affiliates;

(r)	"Shares" means Class A voting common shares of the Company;

(s)	"TSX" means The Toronto Stock Exchange; and

(t)	"Vested" means that an option has become exercisable in respect of options held by an optionee.

1.02  Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.01  Purpose The purpose of this Plan is to attract and retain Service Providers, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Shares.

PART 3
GRANTING OF OPTIONS

3.01  Administration This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.02  Committee's Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.03  Grant by Resolution The Board, on its own initiative or, a committee of the Board duly appointed for the purpose of administering this Plan, may, by resolution, designate all eligible persons who are Service Providers, Officers or Directors, or corporations employing or wholly owned by such Service Provider, Officer or Director, to whom options should be granted and specify the terms of such options which shall be in accordance with Exchange Policy and Securities Laws.

3.04  Terms of Option The resolution of the Board shall specify the number of Shares that should be placed under option to each such Service Provider, Officer or Director, the Option Price to be paid for such Shares upon the exercise of each such option, and the period, during which such option may be exercised.

3.05  Written Agreement Every option granted under this Plan shall be evidenced by a written agreement, containing such terms and conditions as are required by Exchange Policy and Securities Laws, between the Company and the optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of the agreement and this Plan, the terms of this Plan shall govern.

PART 4
CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01  Exercise Price The exercise price of an option granted under this Plan shall not be less than the Option Price at the time of granting the options.

4.02      Expiry Date ~~Each~~ Subject to the provisions of Section 6.06 hereof, each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date.

4.03      Different Exercise Periods, Prices and Number The Board may, in its absolute discretion, upon granting an option under this Plan, and subject to the provisions of Sections 6.03 and 6.06 hereof, specify a particular time period or periods following the date of granting the option during which the optionee may exercise his option to purchase Shares, may designate the exercise price and the number of Shares in respect of which such optionee may exercise his option during each such time period and may determine and impose terms upon which each option shall become Vested.

4.04  Number of Shares to One Person The number of Shares reserved for issuance to any one person pursuant to options granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the options.

4.05  Termination of Employment If a Director, Officer or Service Provider ceases to be so engaged by the Company for any reason other than death, such Director, Officer or Service Provider shall have such rights to exercise any option not exercised prior to such termination within a period of 90 calendar days after the date of termination (or such longer period as may be approved by the Board and, if required, the Exchange) provided that if the termination is for just cause the right to exercise the option shall terminate on the date of termination unless otherwise determined by the Directors.

4.06  Death of Optionee If a Director, Officer or Service Provider dies prior to the expiry of his option, his legal representatives may, within the lesser of one year from the date of the optionee's death or the expiry date of the option, exercise that portion of an option granted to the Director, Officer or Service Provider under this Plan which remains outstanding.

4.07  Assignment No option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any option granted to him hereunder to a trust or similar legal entity established by such optionee.

4.08  Notice Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

4.09  Payment Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an optionee on exercise of an option shall be paid for in full at the time of their purchase.

PART 5
RESERVATION OF SHARES FOR OPTIONS

5.01  Sufficient Authorized Shares to be Reserved Whenever the Notice of Articles or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan. Shares that were the subject of options that have lapsed, terminated or been exercised shall thereupon no longer be in reserve and may once again be subject to an option granted under this Plan.

5.02  Maximum Number of Shares to be Reserved Under Plan The maximum number of Shares which may be subject to issuance at any time and from time to time pursuant to options granted under this Plan and all of the Company's other previously established or proposed share compensation arrangements in aggregate shall not exceed 10% of the total number of issued and outstanding Shares (including Shares issued upon the exercise of previously granted stock options) on a non-diluted basis.

5.03  Maximum Number of Shares Reserved Under no circumstances shall this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(a)	the number of Shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Outstanding Issue;

(b)	the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the Outstanding Issue; or

(c)	the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue.

5.04  Non-employee Directors The following terms apply for options for Non-employee Directors:

(a)	the term "Non-employee Director", for the purposes of this Plan, shall mean each Director who is not an Employee of the Company, nor any of its subsidiaries;

(b)	the exercise price of an option granted pursuant to Section 5.04 (b) under this Plan shall be at the Option Price; and

(c)
subject to earlier termination in accordance with the provisions of Section 4.05 hereof, any option granted pursuant to Section 5.04(b) hereof shall be exercisable for a period of ten years following the date on which such option is granted after which time such option shall expire.

PART 6
CHANGES IN OPTIONS

6.01  Share Consolidation or Subdivision In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

6.02  Stock Dividend In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03  Effect of a Take-Over Bid If a bona fide offer ( an "Offer") for Shares is made to the optionee or to shareholders of the Company generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all Option Shares subject to such option will become Vested and the option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Option Shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to this section shall be reinstated. If any Option Shares are returned to the Company under this section 6.03, the Company shall immediately refund the exercise price to the optionee for such Option Shares.

6.04  Acceleration of Expiry Date If at any time when an option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised options granted under the Plan is accelerated so that all options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided such Offer is completed.

6.05  Effect of a Change of Control If a Change of Control occurs, all Option Shares subject to each outstanding option will become Vested, whereupon such option may be exercised in whole or in part by the optionee.

6.06  Extension of Option Expiry Dates Notwithstanding any other provision of this Plan, if the expiry date of any option granted under the Plan, as determined pursuant to Part 4 herein, falls within a blackout period preventing the optionee from exercising such option (the "Blackout Period") or within nine business days following the expiration of a Blackout Period, the expiry date of such option shall be automatically extended, without requirement for any further act or formality, to that date which is the tenth business day after the end of the applicable Blackout Period (the "Blackout Expiration Term"), such tenth business day to be considered the expiration of the term of such option for all purposes under the Plan. The foregoing Blackout Expiration Term is available only when the Blackout Period is self-imposed by the Company (it will not apply to the Company or its insiders being the subject of a cease trade order) and the Blackout Expiration Term will be available to all eligible participants under the Plan, on the terms and conditions set forth herein.

PART 7
EXCHANGE'S RULES AND POLICIES APPLY

7.01  Exchange's Rules and Policies Apply This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the rules and policies on stock options of the Exchange and any securities commission having authority and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

PART 8
AMENDMENT AND TERMINATION OF PLAN

8.02 Amendment of Plan: The Board may from time to time in its absolute discretion amend, modify and change the provisions of an option or this Plan without obtaining approval of shareholders to:

(a)
correct or clarify any typographical errors or inconsistencies, or to add clarifying statements for any drafting errors or ambiguities of an option or this Plan;~~make amendments of a "housekeeping" nature;~~

(b)	change vesting provisions of an option or this Plan;

(c)	change the termination provisions of an option or this Plan which does not entail an extension beyond the original expiry date of the option or this Plan;

(d)	change the termination provisions of an option or this Plan which does entail an extension beyond the original expiry date of the option or this Plan for an optionee who is not an Insider;

(e)	reduce the exercise price of an option for a optionee who is not an Insider;

(f)
implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under this Plan; and

(g)	make any other amendments of a non-material nature which are approved by the Exchange.

All other amendments, modifications or changes shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. Any amendment, modification or change of any provision of this Plan shall be subject to approval, if required, by any regulatory body having jurisdiction.

8.02 Termination of the Plan: This Plan may be terminated at any time by the Board. Notwithstanding the termination of this Plan, any option outstanding under this Plan at the time of termination shall remain in effect until such option has been exercised, has expired, has been surrendered to the Company or has been terminated.

PART 9
EFFECT OF PLAN ON OTHER COMPENSATION PLANS

9.01  Other Plans Not Affected This Plan is in addition to any other existing plans and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers or Service Providers.

PART 10
OPTIONEE'S RIGHTS AS A SHAREHOLDER

10.01 No Rights Until Option Exercised An optionee shall be entitled to the rights pertaining to share ownership, such as to dividends or voting, only with respect to Shares that have been fully paid for and issued to him upon exercise of an option.

PART 11
EFFECTIVE DATE OF PLAN

11.01
Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company; however, options may be granted under this Plan prior to and subject to the receipt of approval of the Exchange.

11.02
Approvals Under the current policies of the Exchange, this Plan shall be submitted for approval by the Board, the unrelated directors of the Board and the shareholders of the Company every three years.

EFFECTIVE DATE OF PLAN: June 24, 2005

QUEST CAPITAL CORP. OPTION AGREEMENT

This Option Agreement is entered into between Quest Capital Corp. (the "Company") and the Optionee named below pursuant to the 2004 Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.	on ●, 200● (the "Grant Date");

2.	● (the "Optionee");

3.	was granted the option (the "Option") to purchase Class A voting common shares (the "Option Shares") of the Company;

4.	for the price (the "Option Price") of $● per share;

5.	which shall be exercisable ("Vested") as to ● [if any vesting provisions apply];

6.	terminating on the ●, 200● (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement - Personal Information

The undersigned hereby acknowledges and consents to:

(a)	the disclosure to the Toronto Stock Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and

(b)
the collection, use and disclosure of such personal information by the Toronto Stock Exchange and all other regulatory authorities in accordance with their requirements, including the provisions to third party service providers, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ● day of ●, 200●.

___________________________________________________________ OPTIONEE	● Per: __________________________________________ Authorized Signatory